Mail Stop 4561

November 19, 2007

VIA U.S. MAIL AND FAX (502) 368-1440

Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
P.O. Box 32428
Louisville, KY 40232

> **Re:**   **Industrial Services of America, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 27, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 8, 2007**
> **File No. 000-20979**

Dear Mr. Schroering:

We have reviewed your response letter dated November 13, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

1.   We have reviewed your response to our prior comment one. Please tell us how you determined that you were relieved of your obligation for this liability. Please reference the accounting literature relied upon.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief